                                                                                                         CEZ, a. s.
                                               BALANCE SHEET                                             Duhova 2/1444
                                               June 30, 2003                                             Praha 4
                                           (in thousands of CZK)                                         IC:  452 74 649
---------------------------------------------------------------------------------------------------------------------------
Ident.                    A S S E T S                                   current year
                                                            ------------------------------------              prior year
                                                               gross      adjustments        net                 net
---------------------------------------------------------------------------------------------------------------------------
            TOTAL ASSETS                                    321 555 480     97 819 756    223 735 724        198 874 194

A.          Stock subscribtions receivable

B.          Fixed assets                                    291 879 331     96 832 403    195 046 928        169 714 320

B. I.       Intangible assets                                 2 208 804      1 303 178        905 626          1 018 929

B. I.  1.   Expenses of foundation and organization

       2.   Research and development

       3.   Software                                          1 895 090      1 289 121        605 969           665 276

       4.   Patents, rights and royalties                        24 789         14 057         10 732             9 917

       5.   Goodwill

       6.   Other intangibles

       7.   Intangibles in progress                             284 925                       284 925           343 636

       8.   Advances for intangibles                              4 000                         4 000               100

B. II.      Tangible assets                                 247 901 734     95 326 456    152 575 278       156 798 818

B. II. 1.   Land                                                703 890                       703 890           699 955

       2.   Buildings, halls and constructions               71 932 512     25 936 242     45 996 270        37 752 458

       3.   Separate movable items and groups of            168 967 411     69 390 214     99 577 197        73 388 194
            movable items

       4.   Permanent growth

       5.   Livestock

       6.   Other tangible assets                                13 932                        13 932            13 679

       7.   Tangibles in progress                             4 222 861                     4 222 861        38 344 336

       8.   Advances for tangibles                            2 061 128                     2 061 128         6 600 196

       9.   Adjustment to acquired property

B. III.     Financial investment                             41 768 793        202 769     41 566 024        11 896 573

B. III.1.   Majority shareholdings and participating         25 939 135                    25 939 135         5 709 769
            interests (shareholdings > 50%)

       2.   Substantial shareholdings and                    15 526 525        189 869     15 336 656         4 196 795
            participating interests (shareholdings of
            20% - 50%)

       3.   Other securities and deposits                                                                     1 693 844

       4.   Intergroup loans

       5.   Other financial investments                         300 499         12 900        287 599           289 339

       6.   Financial investment in progress                      2 634                         2 634             6 826

       7.   Advances for financial investment

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Ident.                    A S S E T S                                   current year
                                                            ------------------------------------              prior year
                                                               gross      adjustments        net                 net
---------------------------------------------------------------------------------------------------------------------------

C.          Current assets                                   29 498 784        987 353     28 511 431        28 913 059

C. I.       Inventory                                        14 596 906            263     14 596 643        15 004 374

C. I.  1.   Materials                                        14 593 552            263     14 593 289        15 000 816

       2.   Work in progress and semi-finished production           482                           482                 1

       3.   Finished products

       4.   Livestock

       5.   Goods

       6.   Advances for inventory                                2 872                         2 872             3 557

C. II.      Long-term receivables                             1 639 599                     1 639 599         2 220 730

C. II. 1.   Trade receivables                                    22 309                        22 309            15 947

       2.   Receivables from subsidiaries                                                                     2 137 732

       3.   Receivables from associates                       1 555 777                     1 555 777

       4.   Receivables from partners and associations

       5.   Contingencies

       6.   Other receivables                                    61 513                        61 513            67 051

       7.   Deferred tax assets

C. III.     Short-term receivables                            9 639 906        987 090      8 652 816         7 859 169

C. III.1.   Trade receivables                                 4 073 433        936 388      3 137 045         3 163 442

       2.   Receivables from subsidiaries                        37 000                        37 000           464 546

       3.   Receivables from associates                         347 158          1 430        345 728

       4.   Receivables from partners and associations

       5.   Receivables from social security

       6.   Receivables from taxes                            3 007 189                     3 007 189         1 993 614

       7.   Other adavances                                     449 900                       449 900           145 780

       8.   Contingencies                                       531 310                       531 310           505 723

       9.   Other receivables                                 1 193 916         49 272      1 144 644         1 586 064

C. IV.      Financial accounts                                3 622 373                     3 622 373         3 828 786

C. IV. 1.   Cash                                                  4 047                         4 047             3 128

       2.   Bank accounts                                     2 429 756                     2 429 756         2 341 093

       3.   Short-term financial assets                       1 188 570                     1 188 570         1 484 565

       4.   Short-term financial assets in progress

D. I.       Temporary accounts of assets                        177 365                       177 365           246 815

D. I.  1.   Prepaid expenses                                    177 365                       177 365           246 495

       2.   Complex prepaid expenses

       3.   Unbilled revenues                                                                                       320
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Ident.                   SHAREHOLDERS' EQUITY AND LIABILITIES                           current year         prior year
-----------------------------------------------------------------------------------------------------------------------------
            TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                  223 735 724         198 874 194

A.          Shareholders' equity                                                        137 338 151         128 194 872

A. I.       Stated capital                                                               59 051 043          59 040 794

A. I.  1.   Stated capital                                                               59 221 084          59 221 084

       2.   Own shares                                                                     -170 041            -180 290

       3.   Changes in stated capital

A. II.      Capital funds                                                                   404 175             859 551

A. II. 1.   Share premium

       2.   Other capital funds                                                           1 659 400           1 659 500

       3.   Revaluation of assets and liabilities                                        -1 255 225            -799 949

       4.   Revaluation from transformations

A. III.     Rezervni fondy a ostatni fondy ze zisku                                       9 418 703           9 038 840

A. III.1.   Legal reserve fund                                                            9 197 515           8 872 094

       2.   Statutory and other funds                                                       221 188             166 746

A. IV.      Retained earnings                                                            56 135 581          52 542 282

A. IV. 1.   Retained earnings of previous years                                          56 135 581          52 542 282

       2.   Retained losses of previous years

A. V.       Profit / loss of current accounting period                                   12 328 649           6 713 405

B.          Liabilities                                                                  85 793 296          69 873 654

B. I.       Reserves                                                                     17 080 117          16 175 071

B. I.  1.   Reserves in accordance with special laws                                      8 379 592           7 646 252

       2.   Reserves for pensions and similar liabilities

       3.   Reserve for income tax

       4.   Other reserves                                                                8 700 525           8 528 819

B. II.      Long-term liabilities                                                        32 642 986          27 786 508

B. II. 1.   Trade payables

       2.   Payables to subsidiaries                                                     11 233 318          11 685 098

       3.   Payables to associates

       4.   Payables to partners and associations

       5.   Long-term deposits received

       6.   Bonds payable                                                                 8 449 148          11 339 419

       7.   Long-term notes payable                                                       3 735 201

       8.   Contingencies

       9.   Other payables

       10.  Deferred tax liabilities                                                      9 225 319           4 761 991
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Ident.                   SHAREHOLDERS' EQUITY AND LIABILITIES                           current year         prior year
-----------------------------------------------------------------------------------------------------------------------------
B. III.     Short-term liabilities                                                       21 133 661           8 889 995

B. III.1.   Trade payables                                                               10 328 493           3 936 675

       2.   Payables to subsidiaries

       3.   Payables to associates

       4.   Payables to partners and associations                                         2 681 441              10 255

       5.   Payables to employees                                                           133 097             154 885

       6.   Social security payables                                                         89 356              98 612

       7.   Taxes payable and subsidies                                                     462 783             256 715

       8.   Short-term deposits received                                                    536 729             564 488

       9.   Bonds payable                                                                 3 000 000

       10.  Contingencies                                                                   259 456             331 831

       11.  Other payables                                                                3 642 306           3 536 534

B. IV.      Bank loans and short-term notes                                              14 936 532          17 022 080

B. IV. 1.   Long-term bank loans                                                         11 056 613          12 786 980

       2.   Short-term bank loans                                                         3 879 919           4 235 100

       3.   Short-term notes

C. I.       Temporary accounts of liabilities                                               604 277             805 668

C. I.  1.   Accruals                                                                        601 043             802 536

       2.   Deferred income                                                                   3 234               3 132

                                      -4-
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                                           PROFIT AND LOSS STATEMENT                          CEZ, a. s.
                                                                                              Duhova 2/1444
                                                 June 30, 2003                                Praha 4
                                             (in thousands of CZK)                            IC:  452 74 649
----------------------------------------------------------------------------------------------------------------------------
 Ident.                                           TEXT                                 current period   prior year period
----------------------------------------------------------------------------------------------------------------------------
I.                  Revenues from goods sold                                                                        4 544

    A.              Costs of goods sold                                                                             3 580

   +                Sales margin                                                                                      964

II.                 Production                                                             26 648 606          24 342 179

II.    1.           Revenues from finished products and services                           26 590 050          24 081 639

       2.           Changes in inventory of own production                                        481               3 069

       3.           Capitalization (of own work)                                               58 075             257 471

    B.              Consumption from production                                            12 476 476          11 979 555

    B. 1.           Consumption of material and energy                                      9 903 333           9 549 911

       2.           Services                                                                2 573 143           2 429 644

    +               Value added                                                            14 172 130          12 363 588

    C.              Personnel expenses                                                      1 823 883           1 815 391

    C. 1.           Wages and salaries                                                      1 261 318           1 254 670

       2.           Bonuses to board members                                                    4 901               5 783

       3.           Social insurance                                                          454 696             447 641

       4.           Other social expenses                                                     102 968             107 297

    D.              Taxes and fees                                                            788 403             625 062

    E.              Amortization of intangibles and depreciation of tangibles               5 984 988           4 368 704

III.                Revenues from intangibles, tangibles and material sold                     71 588              92 776

III.   1.           Revenues from intangibles and tangibles sold                               43 836              71 431

       2.           Revenues from material sold                                                27 752              21 345

    F.              Net book value of  intangibles, tangibles and material sold                48 694              46 661

    F. 1.           Net book value of  intangibles and tangibles sold                          41 285              34 984

       2.           Book value of material sold                                                 7 409              11 677

    G.              Changes in operational reserves and adjustments                         1 162 750           1 091 665

IV.                 Other operational revenues                                                331 473             365 345

    H.              Other operational expenses                                                432 865             216 960

V.                  Transfer of operational revenues

    I.              Transfer of operational expenses

    *               Net operating results                                                   4 333 608           4 657 266
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 Ident.                                           TEXT                                 current period   prior year period
----------------------------------------------------------------------------------------------------------------------------

VI.                 Revenues from sale of securities and deposits                          15 233 177             540 562

    J.              Sold securities and deposits                                            2 711 961             155 359

VII.                Revenues from financial investments                                       201 614              19 138

VII.   1.           Revenues from subsidiaries and associates                                 201 614              19 138

       2.           Revenues from other securities and deposits

       3.           Revenues from other financial investments

VIII.               Revenues from short-term financial assets

    K.              Costs of financial assets

IX.                 Revenues from revaluation of securities and derivatives

    L.              Costs of revaluation of securities and derivatives

    M.              Changes in financial reserves and adjustments                                              -1 160 152

X.                  Interest revenues                                                         161 799             152 590

    N.              Interest expenses                                                       1 192 693           1 197 110

XI.                 Other financial revenues                                                1 354 051           6 910 923

    O.              Other financial expenses                                                  629 968           3 285 540

XII.                Transfer of financial revenues

    P.              Transfer of financial expenses

   *                Net results from financial activities                                  12 416 019           4 145 356

    Q.              Income taxes on normal activity                                         4 474 648           1 604 188

    Q. 1.           - Due                                                                      11 320           1 604 188

       2.           - Deferred                                                              4 463 328

  **                Net results after taxes from normal activity                           12 274 979           7 198 434

XIII.               Extraordinary revenues                                                    172 844              12 177

    R.              Extraordinary expenses                                                    119 174             -12 725

    S.              Income tax on extraordinary activity

    S. 1.           - Due

       2.           - Deferred

   *                Net results from extraordinary activity                                    53 670              24 902

  ***               Net profit (loss) for the accounting period                            12 328 649           7 223 336

                    Profit (loss) before income taxes                                      16 803 297           8 827 524

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